Reply to:	Craig V. Rollins	CLARK WILSON LLP
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December 12, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	John Reynolds, Assistant Director

Dear Sirs/Mesdames:
Re:	KonaRed Corporation (the “Company”)
Form 8-K Filed October 10, 2013
File No. 333-176429

Further to our letter of November 22, 2013, we write on behalf of the Company in response to your letter dated November 12, 2013 (the “Comment Letter”) with respect to the Company’s above-noted filing.  The Company has compiled information to respond to a substantial number of your comments in the Comment Letter; however, the Company requests a second extension of the deadline to complete its response.  The Company expects to provide a complete response to all comments by no later than December 23, 2013.

Yours truly,

CLARK WILSON LLP

Per:  “Craig V. Rollins”

Craig V. Rollins

cc:	KonaRed Corporation
Attention:	Shaun Roberts